SECU 09055006 MISSION
Washington, D.C.

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SEC FILE NUMBER
8-7802

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Tamarack Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No)

100 South Fifth Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Rooney Coleman (212) 428-6294
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

50 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Tamarack Distributors, Inc. and Subsidiary
(SEC I.D. No 8-7802)

Consolidated Financial Statements and Supplemental Schedule as of and for the Year Ended October 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

TABLE OF CONTENTS

			Page
This report** contains (check all applicable boxes):			
(x)		Facing Page.	
(x)	(a)	Independent Auditors' Report.	
(x)	(b)	Consolidated Statement of Financial Condition.	2
(x)	(c)	Consolidated Statement of Operations.	3
(x)	(d)	Consolidated Statement of Cash Flows.	4
(x)	(e)	Consolidated Statement of Changes in Shareholder's Equity.	5
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.	
(x)		Notes to Consolidated Financial Statements.	6–9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(i)	Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (included in (g)).	
(x)	(k)	An Affirmation.	
( )	(l)	A copy of the SIPC Supplemental Report (not required).	
(x)	(m)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	
( )	(n)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act (not required).	
( )	(o)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act (not required).	
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Tracking Commission (not applicable).	

AFFIRMATION

I, Rooney Coleman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Tamarack Distributors, Inc. and Subsidiary for the year ended October 31, 2008, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rooney Coleman
Assistant Treasurer

Subscribed to before me this 23 day of December 2008.

Notary Public

JUDITH TOMPKINS
Notary Public, State of New York
No. 01TO5053749
Qualified in New York County
Commission Expires March 21, 2010

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Tamarack Distributors, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of Tamarack Distributors, Inc. and Subsidiary (the "Company") as of October 31, 2008, and the related consolidated statements of operations, cash flows, and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tamarack Distributors, Inc. and Subsidiary at October 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

December 22, 2008

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2008

ASSETS

Cash equivalents (Note 2)	$7,794,859
Investments — at market value (Note 2)	338,792
Receivables from parent and affiliates	1,196
Income tax receivable (Notes 2 and 3)	49,027
Other assets	21,710
Total assets	$8,205,584

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Deferred income taxes (Notes 2 and 3)	$ 405,696
Payable to parent and affiliates	186,741
Total liabilities	592,437
SHAREHOLDER'S EQUITY:	
Common stock ($1 par value — 500 shares authorized; issued and outstanding)	500
Additional paid-in capital	749,500
Retained earnings	6,863,147
Total shareholder's equity	7,613,147
TOTAL	$8,205,584

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2008

REVENUES:	
Realized gain on investments (Note 2)	$ 426,864
Net unrealized loss on investments (Note 2)	(523,394)
Distribution fees (Note 2)	3,235
Other	(7,584)
Total revenues	(100,879)
NON-INTEREST EXPENSES (Note 4):	
Compensation and benefits	129,778
Promotional	13,050
Other professional fees	12,387
Other license fees	34,536
Other	52,052
Total non-interest expenses	241,803
LOSS BEFORE INCOME TAXES	(342,682)
INCOME TAX BENEFIT	(136,328)
NET LOSS	$ (206,354)

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (206,354)
Adjustments to reconcile net loss to cash provided by operating activities:	
Noncash items included in net loss:	
Unrealized loss on investments	523,394
Deferred income taxes	(208,540)
Amortization on intangible asset	2,483
Changes in assets and liabilities:	
Other receivables	
Income taxes receivable/payable	(91,216)
Other assets	(463)
Payable to parent and affiliates	
Due to/from parent and affiliates	407,560
Net cash provided by operating activities	426,864
CASH PROVIDED BY INVESTING ACTIVITIES — Sale of mutual fund investments	2,525,419
INCREASE IN CASH EQUIVALENTS	2,952,283
CASH EQUIVALENTS — Beginning of year	4,842,576
CASH EQUIVALENTS — End of year	$7,794,859
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid	$ 163,428

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE — October 31, 2007	$ 500	$ 749,500	$7,069,501	$7,819,501
Net loss			(206,354)	(206,354)
BALANCE — October 31, 2008	$ 500	$ 749,500	$6,863,147	$7,613,147

See notes to consolidated financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

Tamarack Distributors, Inc. and Subsidiary (the "Company") is a wholly owned subsidiary of RBC Capital Markets Holdings (USA) Inc. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada (RBC). The consolidated financial statements include the accounts of Tamarack Distributors, Inc. and its wholly owned subsidiary, Investors Mark Advisors, LLC (IMA), a Delaware limited liability company. All intercompany balances and transactions have been eliminated.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA), Inc. The Company provides distribution services and serves as the principal underwriter for certain Tamarack Funds (the "Funds"). The Company primarily markets the Funds in the United States.

IMA served as the investment advisor for the Investors Mark Series Fund, Inc. (IMSF) and was a Registered Investment Adviser with the SEC under the Investment Advisers Act of 1940 until August 10, 2005, at which time the registration was terminated upon liquidation of IMSF. Management of the Company is evaluating the future operations of IMA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter and investment advisor. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investments — Investments represent either shares of mutual funds for which the Company serves as principal underwriter or shares of externally held mutual funds. Investments are carried at market value based on the underlying net asset value of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Intangible Asset — The intangible asset consists of a trademark that is recorded in other assets on the consolidated statement of financial condition and is amortized over its estimated useful life of 10 years using the straight-line method. At October 31, 2008, the intangible asset was as follows:

Trademark	$ 24,830
Accumulated amortization	(10,554)
Net intangible asset	$ 14,276

Amortization expense for the year ended October 31, 2008, was $2,483. Amortization for each of the next five years is expected to be $2,483.

Revenue Recognition — Realized gain on investments on the consolidated statement of operations includes $426,864 in dividend and interest income reinvested. The Company also generated $3,235 of revenue related to distribution services in the current year. Distribution revenue is recognized as earned.

Income Taxes — The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company, RBC Holdings (USA), Inc. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary differences reverse.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the consolidated financial statements.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The provisions of SFAS No. 157 are effective November 1, 2008, for the Company. Management has not completed its assessment of the impact of the adoption of SFAS No. 157 to the Company's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* including an amendment of FASB Statement No. 115. FASB No. 159 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. FASB No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted FASB No. 159 on November 1, 2008 and did not elect the fair value option for any FASB No. 159 for any of its financial instruments.

3. INCOME TAXES

The amount of actual income tax expense differs from the expense that would result from applying federal statutory tax rates to pretax income due principally to state income taxes and a change in the estimated tax rate that the deferred balances will reverse.

Income tax expense (benefit) for the year ended October 31, 2008, consists of the following:

Current:	
Federal	$ 58,869
State	13,343
Deferred:	
Federal	(170,009)
State	(38,531)
	$ (136,328)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities relate primarily to the difference in amortization periods for intangible assets and unrealized gains that are not currently taxable.

In July 2006, the FASB issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN No. 48 effective November 1, 2007.

The Company recognizes tax liabilities in accordance with FIN No. 48 and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities.

These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

The provisions of FIN No. 48 have been applied to all Company tax positions as of November 1, 2007. Only tax positions that met the more-likely-than-not recognition threshold on November 1, 2007, were recognized or continue to be recognized upon adoption. The Company had no unrecognized tax benefits as of November 1, 2007 or October 31, 2008. The adoption of FIN No. 48 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The Company does not anticipate a significant increase in unrecognized tax benefits over the next twelve months.

The Company's policy is to classify interest and penalty expense associated with unrecognized tax benefits as income tax expense in the consolidated statement of operations. There were no interest or penalties accrued as of the date of adoption of FIN No. 48 and no interest or penalties were accrued during the year ended October 31, 2008.

The Company's consolidated federal income tax return remains subject to examination by the Internal Revenue Service for tax years 2003 through 2007. The Company files a combined return in Arizona, California, Colorado, Idaho, Illinois, Kansas, Maine, Minnesota, Montana, Nebraska, New Hampshire, New Mexico, North Dakota, Oregon, Portland City, Texas, Utah, and Vermont and no separate return. With the exception of Arizona, California, Colorado, Minnesota, and Texas, the Company is no longer subject to state examinations by tax authorities for the year 2004 and prior.

4. RELATED PARTY

Expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Parent or affiliates, and are charged or allocated to the Company. Amounts charged or allocated to the Company in 2008 were $159,426, which are presented in non-interest expenses, and relate primarily to compensation and benefits, on the consolidated statement of operations. The Company has a net payable to the parent and affiliates of $185,545 as of October 31, 2008.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC required levels. At October 31, 2008, the Company's net capital of $7,334,498 was $7,295,003 in excess of its required net capital of $39,495. The Company's ratio of aggregated indebtedness to net capital was 0.08 to 1 at October 31, 2008.

The Company claims exemption from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

* * * * * *

SUPPLEMENTAL SCHEDULE

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Unconsolidated) AS OF OCTOBER 31, 2008

NET CAPITAL:	
Total shareholder's equity	$ 7,613,147
Less nonallowable assets:	
Income taxes receivable	49,027
Intangible assets	14,276
Receivables from parent and affiliates	1,196
Prepaid expenses	7,434
Total nonallowable assets	71,933
Net capital before haircuts	7,541,214
Haircuts on securities	206,716
NET CAPITAL	$ 7,334,498
AGGREGATED INDEBTEDNESS:	
Deferred income taxes	$ 405,696
Payable to parent company	186,741
AGGREGATED INDEBTEDNESS	$ 592,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$ 39,495
Excess net capital	$ 7,295,003
Ratio of aggregated indebtedness to net capital	0.08
Reconciliation between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2008:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,302,991
Adjustment to nonallowable assets due to decrease in current and deferred income tax asset	31,507
Net capital per above	$ 7,334,498

Note: There are no material differences between this computation and that filed by the Company on the amended Securities and Exchange Commission Unaudited Form X-17A-5 as of October 31, 2008.

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 22, 2008

Tamarack Distributors, Inc. and Subsidiary
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Tamarack Distributors, Inc. and Subsidiary (the "Company") for the year ended October 31, 2008 (on which we issued our report dated December 22, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Tamarack Distributors, Inc. and Subsidiary

(SEC I.D. No 8-7802)

Consolidated Financial Statements and Supplemental Schedule as of and for the Year Ended October 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-7802

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Tamarack Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No)

100 South Fifth Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Rooney Coleman (212) 428-6294
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

50 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Page

This report** contains (check all applicable boxes):

(x)		Facing Page.	
(x)	(a)	Independent Auditors' Report.	
(x)	(b)	Consolidated Statement of Financial Condition.	2
(x)	(c)	Consolidated Statement of Operations.	3
(x)	(d)	Consolidated Statement of Cash Flows.	4
(x)	(e)	Consolidated Statement of Changes in Shareholder's Equity.	5
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.	
(x)		Notes to Consolidated Financial Statements.	6–9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(i)	Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (included in (g)).	
(x)	(k)	An Affirmation.	
( )	(l)	A copy of the SIPC Supplemental Report (not required).	
(x)	(m)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	
( )	(n)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act (not required).	
( )	(o)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act (not required).	
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Tracking Commission (not applicable).	

AFFIRMATION

I, Rooney Coleman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Tamarack Distributors, Inc. and Subsidiary for the year ended October 31, 2008, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rooney Coleman
Assistant Treasurer

Subscribed to before me this 23 day of December 2008.

Notary Public

JUDITH TOMPKINS
Notary Public, State of New York
No. 01TO5053749
Qualified in New York County
Commission Expires March 21, 2010

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Tamarack Distributors, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of Tamarack Distributors, Inc. and Subsidiary (the "Company") as of October 31, 2008, and the related consolidated statements of operations, cash flows, and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tamarack Distributors, Inc. and Subsidiary at October 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

December 22, 2008

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2008

ASSETS

Cash equivalents (Note 2)	$7,794,859
Investments — at market value (Note 2)	338,792
Receivables from parent and affiliates	1,196
Income tax receivable (Notes 2 and 3)	49,027
Other assets	21,710
Total assets	$8,205,584

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Deferred income taxes (Notes 2 and 3)	$ 405,696
Payable to parent and affiliates	186,741
Total liabilities	592,437
SHAREHOLDER'S EQUITY:	
Common stock ($1 par value — 500 shares authorized; issued and outstanding)	500
Additional paid-in capital	749,500
Retained earnings	6,863,147
Total shareholder's equity	7,613,147
TOTAL	$8,205,584

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2008

REVENUES:	
Realized gain on investments (Note 2)	$ 426,864
Net unrealized loss on investments (Note 2)	(523,394)
Distribution fees (Note 2)	3,235
Other	(7,584)
Total revenues	(100,879)
NON-INTEREST EXPENSES (Note 4):	
Compensation and benefits	129,778
Promotional	13,050
Other professional fees	12,387
Other license fees	34,536
Other	52,052
Total non-interest expenses	241,803
LOSS BEFORE INCOME TAXES	(342,682)
INCOME TAX BENEFIT	(136,328)
NET LOSS	$ (206,354)

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (206,354)
Adjustments to reconcile net loss to cash provided by operating activities:	
Noncash items included in net loss:	
Unrealized loss on investments	523,394
Deferred income taxes	(208,540)
Amortization on intangible asset	2,483
Changes in assets and liabilities:	
Other receivables	
Income taxes receivable/payable	(91,216)
Other assets	(463)
Payable to parent and affiliates	
Due to/from parent and affiliates	407,560
Net cash provided by operating activities	426,864
CASH PROVIDED BY INVESTING ACTIVITIES — Sale of mutual fund investments	2,525,419
INCREASE IN CASH EQUIVALENTS	2,952,283
CASH EQUIVALENTS — Beginning of year	4,842,576
CASH EQUIVALENTS — End of year	$7,794,859
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid	$ 163,428

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE — October 31, 2007	$ 500	$ 749,500	$7,069,501	$7,819,501
Net loss			(206,354)	(206,354)
BALANCE — October 31, 2008	$ 500	$ 749,500	$6,863,147	$7,613,147

See notes to consolidated financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

Tamarack Distributors, Inc. and Subsidiary (the "Company") is a wholly owned subsidiary of RBC Capital Markets Holdings (USA) Inc. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada (RBC). The consolidated financial statements include the accounts of Tamarack Distributors, Inc. and its wholly owned subsidiary, Investors Mark Advisors, LLC (IMA), a Delaware limited liability company. All intercompany balances and transactions have been eliminated.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA), Inc. The Company provides distribution services and serves as the principal underwriter for certain Tamarack Funds (the "Funds"). The Company primarily markets the Funds in the United States.

IMA served as the investment advisor for the Investors Mark Series Fund, Inc. (IMSF) and was a Registered Investment Adviser with the SEC under the Investment Advisers Act of 1940 until August 10, 2005, at which time the registration was terminated upon liquidation of IMSF. Management of the Company is evaluating the future operations of IMA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter and investment advisor. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investments — Investments represent either shares of mutual funds for which the Company serves as principal underwriter or shares of externally held mutual funds. Investments are carried at market value based on the underlying net asset value of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Intangible Asset — The intangible asset consists of a trademark that is recorded in other assets on the consolidated statement of financial condition and is amortized over its estimated useful life of 10 years using the straight-line method. At October 31, 2008, the intangible asset was as follows:

Trademark	$ 24,830
Accumulated amortization	(10,554)
Net intangible asset	$ 14,276

Amortization expense for the year ended October 31, 2008, was $2,483. Amortization for each of the next five years is expected to be $2,483.

Revenue Recognition — Realized gain on investments on the consolidated statement of operations includes $426,864 in dividend and interest income reinvested. The Company also generated $3,235 of revenue related to distribution services in the current year. Distribution revenue is recognized as earned.

Income Taxes — The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company, RBC Holdings (USA), Inc. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary differences reverse.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the consolidated financial statements.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The provisions of SFAS No. 157 are effective November 1, 2008, for the Company. Management has not completed its assessment of the impact of the adoption of SFAS No. 157 to the Company's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* including an amendment of FASB Statement No. 115. FASB No. 159 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. FASB No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted FASB No. 159 on November 1, 2008 and did not elect the fair value option for any FASB No. 159 for any of its financial instruments.

3. INCOME TAXES

The amount of actual income tax expense differs from the expense that would result from applying federal statutory tax rates to pretax income due principally to state income taxes and a change in the estimated tax rate that the deferred balances will reverse.

Income tax expense (benefit) for the year ended October 31, 2008, consists of the following:

Current:	
Federal	$ 58,869
State	13,343
Deferred:	
Federal	(170,009)
State	(38,531)
	$ (136,328)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities relate primarily to the difference in amortization periods for intangible assets and unrealized gains that are not currently taxable.

In July 2006, the FASB issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN No. 48 effective November 1, 2007.

The Company recognizes tax liabilities in accordance with FIN No. 48 and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities.

These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

The provisions of FIN No. 48 have been applied to all Company tax positions as of November 1, 2007. Only tax positions that met the more-likely-than-not recognition threshold on November 1, 2007, were recognized or continue to be recognized upon adoption. The Company had no unrecognized tax benefits as of November 1, 2007 or October 31, 2008. The adoption of FIN No. 48 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The Company does not anticipate a significant increase in unrecognized tax benefits over the next twelve months.

The Company's policy is to classify interest and penalty expense associated with unrecognized tax benefits as income tax expense in the consolidated statement of operations. There were no interest or penalties accrued as of the date of adoption of FIN No. 48 and no interest or penalties were accrued during the year ended October 31, 2008.

The Company's consolidated federal income tax return remains subject to examination by the Internal Revenue Service for tax years 2003 through 2007. The Company files a combined return in Arizona, California, Colorado, Idaho, Illinois, Kansas, Maine, Minnesota, Montana, Nebraska, New Hampshire, New Mexico, North Dakota, Oregon, Portland City, Texas, Utah, and Vermont and no separate return. With the exception of Arizona, California, Colorado, Minnesota, and Texas, the Company is no longer subject to state examinations by tax authorities for the year 2004 and prior.

4. RELATED PARTY

Expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Parent or affiliates, and are charged or allocated to the Company. Amounts charged or allocated to the Company in 2008 were $159,426, which are presented in non-interest expenses, and relate primarily to compensation and benefits, on the consolidated statement of operations. The Company has a net payable to the parent and affiliates of $185,545 as of October 31, 2008.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC required levels. At October 31, 2008, the Company's net capital of $7,334,498 was $7,295,003 in excess of its required net capital of $39,495. The Company's ratio of aggregated indebtedness to net capital was 0.08 to 1 at October 31, 2008.

The Company claims exemption from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

* * * * * *

SUPPLEMENTAL SCHEDULE

TAMARACK DISTRIBUTORS, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Unconsolidated)
AS OF OCTOBER 31, 2008

NET CAPITAL:	
Total shareholder's equity	$ 7,613,147
Less nonallowable assets:	
Income taxes receivable	49,027
Intangible assets	14,276
Receivables from parent and affiliates	1,196
Prepaid expenses	7,434
Total nonallowable assets	71,933
Net capital before haircuts	7,541,214
Haircuts on securities	206,716
NET CAPITAL	$ 7,334,498
AGGREGATED INDEBTEDNESS:	
Deferred income taxes	$ 405,696
Payable to parent company	186,741
AGGREGATED INDEBTEDNESS	$ 592,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$ 39,495
Excess net capital	$ 7,295,003
Ratio of aggregated indebtedness to net capital	0.08
Reconciliation between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2008:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,302,991
Adjustment to nonallowable assets due to decrease in current and deferred income tax asset	31,507
Net capital per above	$ 7,334,498

Note: There are no material differences between this computation and that filed by the Company on the amended Securities and Exchange Commission Unaudited Form X-17A-5 as of October 31, 2008.

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 22, 2008

Tamarack Distributors, Inc. and Subsidiary
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Tamarack Distributors, Inc. and Subsidiary (the "Company") for the year ended October 31, 2008 (on which we issued our report dated December 22, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Tamarack Distributors Inc.
100 S. Fifth Street, Suite 2300
Minneapolis, MN 55402

December 30, 2008

SEC Mail Processing
Section

JAN 02 2009

Washington, DC
111

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Staff,

Attached you will find the final copies of the audited financial statements for Tamarack Distributors Inc., CRD# 11181.

If you have any questions, please contact me directly at 913-451-3563 or by email at mcramer@voyageur.net.

Sincerely,

Martin A. Cramer
Chief Compliance Officer
Tamarack Distributors Inc.

Enclosures

END